Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2012

This management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements of Penn West Petroleum Ltd. (“Penn West”, “We”, “Us”, “Our”, the “Company”) for the three months ended March 31, 2012 and the audited consolidated financial statements and MD&A for the year ended December 31, 2011. The date of this MD&A is May 3, 2012. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Please refer to our disclaimer on forward-looking statements at the end of this MD&A. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Non-GAAP measures including funds flow, funds flow per share-basic, funds flow per share-diluted and netback included in this MD&A are not defined nor have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”); accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividend and planned capital programs. See below for reconciliations of funds flow to its nearest measure prescribed by GAAP. Netback is the per unit of production amount of revenue less royalties, operating costs, transportation and realized risk management used in capital allocation decisions and to economically rank projects.

Calculation of Funds Flow

(millions, except per share amounts)	Three months ended March 31
	2012	2011
Cash flow from operating activities	$234	$240
Increase in non-cash working capital	79	96
Decommissioning expenditures	24	20

Funds flow	$337	$356

Basic per share	$0.71	$0.77
Diluted per share	$0.71	$0.77

First Quarter Highlights

•

Funds flow for the first quarter of 2012 was $337 million compared to $356 million in the comparative period in 2011. Funds flow decreased from the comparative period primarily due to lower natural gas prices and wider Canadian crude oil differentials offset by higher WTI oil prices.

•

Net income was $59 million in 2012 compared to $291 million in 2011. In the first quarter of 2012, revenues increased as a result of higher liquids production and higher oil prices; we also had gains on minor property dispositions. Net income was higher in the comparative period in 2011 due to a one-time $304 million deferred income tax recovery related to our conversion to an E&P company.

•

Production in the first quarter of 2012 was 167,420 boe per day, after the effect of 4,500 boe per day of asset dispositions in January 2012, compared to 168,801 boe per day in the fourth quarter of 2011.

•	Capital expenditures totalled $338 million, net of the proceeds from net dispositions of $322 million. We drilled 195 net wells during the period.

•	Netbacks were $27.34 per boe compared to $29.56 per boe in 2011.

PENN WEST EXPLORATION FIRST QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 1

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

Three months ended	Mar. 31 2012	Dec. 31 2011	Sep. 30 2011	June 30 2011	Mar. 31 2011	Dec. 31 2010	Sep. 30 2010	June 30 2010
Gross revenues (1)	$870	$979	$861	$920	$844	$782	$728	$718
Funds flow	337	437	348	396	356	305	267	269
Basic per share	0.71	0.93	0.74	0.85	0.77	0.67	0.59	0.62
Diluted per share	0.71	0.93	0.74	0.85	0.77	0.66	0.58	0.61
Net income (loss)	59	(62)	138	271	291	(37)	304	745
Basic per share	0.12	(0.13)	0.29	0.58	0.63	(0.08)	0.67	1.72
Diluted per share	0.12	(0.13)	0.29	0.58	0.63	(0.08)	0.66	1.69
Dividends declared	128	127	127	127	125	123	177	196
Per share	$0.27	$0.27	$0.27	$0.27	$0.27	$0.27	$0.39	$0.45
Production
Liquids (bbls/d) (2)	107,199	108,071	101,392	98,998	104,349	105,296	98,380	95,777
Natural gas (mmcf/d)	361	364	360	343	371	365	394	408

Total (boe/d)	167,420	168,801	161,323	156,107	166,135	166,148	164,087	163,700

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes crude oil and natural gas liquids.

Business Strategy

Our corporate strategy is to provide shareholder return through a combination of growth and yield. We have focused investment over the past several years on establishing the growth potential of the largest light-oil inventory in Western Canada. We also provide shareholder return through a dividend. We have proven that we can execute on a large scale using horizontal multi-stage fracture technology. In parallel, we acquired complimentary land positions in our existing plays and emerging trends with a strong weighting to oil. Throughout this period, we maintained capital discipline, increased the term of our debt capital and disposed of non-core assets to partially fund our capital programs while conserving our balance sheet.

Business Environment

Horizontal multi-fracture technologies are now being successfully utilized in tight crude oil plays on both sides of the Canadian-U.S. border. While the U.S. remains a significant importer of crude oil, rising North American crude oil production from plays such as the Bakken, Eagleford and Permian Basin in the U.S. and the Cardium, Viking and Carbonate plays in Canada has some energy analysts forecasting that North America will reach new peak production levels before the end of this decade. The pace of production growth has recently exceeded infrastructure development resulting in pipeline bottlenecks, ongoing apportionment of capacity, historical high levels of inventory at Cushing, Oklahoma and oil price discounting compared to historical differentials to WTI across many refining regions. In the first quarter of 2012, infrastructure issues and significant refinery turnarounds in the U.S. Mid-continent led to increased discounting of Canadian crude streams with the Edmonton light sweet discount to WTI peaking at US$25.00 below WTI prior to narrowing to current levels below $5.00 per barrel for June deliveries. During the first quarter of 2012, Edmonton Par light oil traded at an average of approximately $10.70 lower than WTI compared to $4.76 in the comparative quarter in 2011.

There are several infrastructure projects in progress to relieve these crude oil bottlenecks. Projects to deliver Canadian crude oil to the west coast of Canada and to refining regions in the U.S. Gulf Coast in the future may alleviate the issues encountered early in 2012. We have made commitments to participate in one of these development projects and we continue to monitor the progress and assess the merits of other projects. The first phase of the Seaway pipeline reversal is scheduled for mid-2012 and during the first quarter of 2012, TransCanada announced plans to begin building the south leg of the Keystone XL pipeline which will connect Cushing, Oklahoma to the Texas Gulf Coast.

PENN WEST EXPLORATION FIRST QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 2

Despite lower drilling activity and increased coal-to-gas fuel switching in the power generation sector, natural gas markets in North America continue to be over-supplied and production levels remain higher than the comparable period in 2011. Higher demand in the power generation sector was offset by lower demand in the commercial and residential sector due to an extremely warm winter in North America. Year-over-year demand remained flat and inventories built to historically high levels. As the summer injection season approaches, U.S. inventory levels are roughly 40 percent higher than the five-year average at 2.5 tcf. Assuming average summer weather with an associated normal level of gas injections, some forecast that storage levels could reach capacity prior to the start of next winter’s withdrawal season. Should storage levels reach full capacity, prices are expected to decline. In response to storage concerns in North America, there are several project proposals which plan to export liquefied natural gas from the west coasts of Canada/U.S. and the U.S. Gulf Coast.

Crude Oil

In the first quarter of 2012, WTI crude oil prices averaged US$102.95 per barrel compared to US$94.02 per barrel in the fourth quarter of 2011 and US$94.25 per barrel for the first quarter of 2011. WTI at Cushing, Oklahoma continues to trade at a discount to other global benchmark crudes of similar quality that have access to ocean transport as is evident by the continued differential between WTI and Brent North Sea crude.

Our average crude oil price for the first quarter of 2012, before the impact of the realized portion of risk management, was $82.21 per barrel compared to $86.80 per barrel in the fourth quarter of 2011 and $76.98 per barrel in the first quarter of 2011. We received lower realized prices than the prior quarter as a result of the discounting of Canadian crude streams that occurred in the first quarter in 2012. Currently, we have 60,000 barrels per day of our budgeted 2012 crude oil production hedged between US$85.53 and US$100.20 per barrel and 41,000 barrels per day of our forecast 2013 production hedged between US$94.51 and US$108.28 per barrel.

Natural Gas

In the first quarter of 2012, the AECO Monthly Index averaged $2.52 per mcf compared to $3.47 per mcf in the fourth quarter of 2011 and $3.77 per mcf for the first quarter of 2011. North American gas markets continue to be oversupplied despite recent signs of reduced drilling activity. We anticipate that natural gas prices will remain under pressure this summer due to high storage levels with increased price volatility based on weather.

Our corporate average natural gas price for the first quarter of 2012 before the impact of the realized portion of risk management was $2.29 per mcf compared to $3.47 per mcf in the fourth quarter of 2011 and $3.79 per mcf in the first quarter of 2011. We currently have 50,000 mcf per day of natural gas production hedged for 2012 at an average price of $4.30 per mcf.

PENN WEST EXPLORATION FIRST QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 3

RESULTS OF OPERATIONS

Production

	Three months ended March 31
Daily production	2012	2011	% change
Light oil and NGL (bbls/d)	89,029	85,651	4
Heavy oil (bbls/d)	18,170	18,698	(3)
Natural gas (mmcf/d)	361	371	(3)

Total production (boe/d)	167,420	166,135	1

In the first quarter of 2012, we completed a significant capital program primarily across our key light-oil plays with completion and tie-in activities continuing into the second quarter. Production in the first quarter of 2012 was 167,420 boe per day, after the effect of 4,500 boe per day of asset dispositions in January 2012, compared to 168,801 boe per day in the fourth quarter of 2011.

When economic to do so, we strive to maintain an appropriate mix of liquids and natural gas production in order to reduce exposure to price volatility that can affect a single commodity. Given the weak outlook for natural gas prices in the medium term and our significant inventory of light-oil locations, we plan to continue allocating substantially all of our capital investments to oil projects.

Average Sales Prices

	Three months ended March 31
	2012	2011	% change
Light oil and liquids (per bbl)	$84.16	$80.07	5
Risk management loss (per bbl) (1)	(4.24)	(1.53)	100

Light oil and liquids net (per bbl)	79.92	78.54	2

Heavy oil (per bbl)	72.68	62.82	16

Natural gas (per mcf)	2.29	3.79	(40)
Risk management gain (per mcf) (1)	0.47	—	100

Natural gas net (per mcf)	2.76	3.79	(27)

Weighted average (per boe)	57.59	56.82	1
Risk management loss (per boe) (1)	(1.24)	(0.79)	57

Weighted average net (per boe)	$56.35	$56.03	1

(1)	Gross revenues include realized gains and losses on commodity contracts.

PENN WEST EXPLORATION FIRST QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 4

Netbacks

	Three months ended March 31
	2012	2011	% change
Light oil and NGL (1)
Production (bbls/day)	89,029	85,651	4
Operating netback (per bbl):
Sales price	$84.16	$80.07	5
Risk management loss (2)	(4.24)	(1.53)	100
Royalties	(16.97)	(15.50)	9
Operating costs	(20.98)	(18.99)	10

Netback	$41.97	$44.05	(5)

Heavy oil
Production (bbls/day)	18,170	18,698	(3)
Operating netback (per bbl):
Sales price	$72.68	$62.82	16
Royalties	(10.07)	(8.82)	14
Operating costs	(19.43)	(17.66)	10
Transportation	(0.09)	(0.10)	(10)

Netback	$43.09	$36.24	19

Total liquids
Production (bbls/day)	107,199	104,349	3
Operating netback (per bbl):
Sales price	$82.21	$76.98	7
Risk management loss (2)	(3.52)	(1.26)	100
Royalties	(15.80)	(14.30)	10
Operating costs	(20.72)	(18.76)	10
Transportation	(0.02)	(0.02)	—

Netback	$42.15	$42.64	(1)

Natural gas
Production (mmcf/day)	361	371	(3)
Operating netback (per mcf):
Sales price	$2.29	$3.79	(40)
Risk management gain (2)	0.47	—	100
Royalties	(0.22)	(0.48)	(54)
Operating costs	(2.16)	(1.85)	17
Transportation	(0.22)	(0.23)	(4)

Netback	$0.16	$1.23	(87)

Combined totals
Production (boe/day)	167,420	166,135	1
Operating netback (per boe):
Sales price	$57.59	$56.82	1
Risk management loss (2)	(1.24)	(0.79)	57
Royalties	(10.59)	(10.04)	5
Operating costs	(17.93)	(15.92)	13
Transportation	(0.49)	(0.51)	(4)

Netback	$27.34	$29.56	(8)

(1)	Excluded from the netback calculation is $12 million primarily related to realized risk management gains on our foreign exchange contracts which swap US dollar revenue at a fixed Canadian dollar rate.
(2)	Gross revenues include realized gains and losses on commodity contracts.

PENN WEST EXPLORATION FIRST QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 5

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Three months ended March 31
(millions)	2012	2011	% change
Light oil and NGL	$659	$612	8
Heavy oil	120	106	13
Natural gas	91	126	(28)

Gross revenues (1)	$870	$844	3

(1)	Gross revenues include realized gains and losses on commodity contracts.

As a result of our focus on light oil and the successful development of our key light-oil plays we have increased our light-oil production which has resulted in higher light-oil revenue. Crude oil prices have also increased in 2012 from 2011 which led to increases in both light and heavy-oil revenues. Natural gas prices are weaker in 2012 compared to 2011 which led to a decline in natural gas revenues.

Reconciliation of Increase in Production Revenues

(millions)
Gross revenues – January 1 – March 31, 2011	$844
Increase in light oil and NGL production	31
Increase in light oil and NGL prices (including realized risk management)	16
Decrease in heavy oil production	(2)
Increase in heavy oil prices	16
Decrease in natural gas production	(2)
Decrease in natural gas prices	(33)

Gross revenues – January 1 – March 31, 2012	$870

Royalties

	Three months ended March 31
	2012	2011	% change
Royalties (millions)	$161	$150	7
Average royalty rate (1)	18%	18%	—
$/boe	$10.59	$10.04	5

(1)	Excludes effects of risk management activities.

Royalties have increased as a result of a higher weighting of our production to liquids and an increase in crude oil prices compared to 2011. Royalty rates have remained consistent year-over-year as new wells under the various royalty incentive programs attract a lower royalty rate compared to wells in our base production which have a higher royalty rate due to higher oil prices.

PENN WEST EXPLORATION FIRST QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 6

Expenses

	Three months ended March 31
(millions)	2012	2011	% change
Operating	$273	$238	15
Transportation	8	8	—
Financing	47	47	—
Share-based compensation	$17	$78	(78)

	Three months ended March 31
(per boe)	2012	2011	% change
Operating	$17.93	$15.92	13
Transportation	0.49	0.51	(4)
Financing	3.08	3.16	(3)
Share-based compensation	$1.11	$5.29	(79)

Operating

We continue to experience inflationary pressures, including increases in labour costs, mainly due to high industry activity levels and an increasing oil weighting of our asset base. During the first quarter of 2012 we also increased our workover and repairs and maintenance activity which further contributed to the increase. Operating costs for 2012 include a realized gain on electricity contracts of $1 million (2011 – $4 million). For the first quarter of 2012 the average Alberta pool price was $60.12 per MWh (2011 – $82.04). We have contracts in place that fix the price on approximately 75 percent of our Alberta electricity consumption for 2012 at $53.65 per MWh and additionally in 2013 and 2014 we have approximately 50 percent of our Alberta electricity consumption fixed at $55.20 per MWh and $58.50 per MWh, respectively.

Financing

The Company has an unsecured, revolving syndicated bank facility with an aggregate borrowing limit of $2.75 billion. The facility expires on June 26, 2015 and is extendible. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At March 31, 2012, approximately $1.5 billion was drawn under this facility.

PENN WEST EXPLORATION FIRST QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 7

As at March 31, 2012, the Company had $1.9 billion (December 31, 2011 – $2.0 billion) of senior unsecured notes outstanding with a weighted average interest rate, including the effects of interest rate swaps, of approximately 5.8 percent (December 31, 2011 – 5.9 percent) and a weighted average remaining term of 6.3 years (December 31, 2011 – 6.5 years), as follows:

	Issue date	Amount (millions)	Term	Average interest rate		Weighted average remaining term
2007 Notes	May 31, 2007	US$475	8 – 15 years	5.80%		5.3 years
2008 Notes	May 29, 2008	US$480, CAD$30	8 – 12 years	6.25%		5.8 years
UK Notes	July 31, 2008	£57	10 years	6.95	% (1)	6.3 years
2009 Notes	May 5, 2009	US$154, £20, €10, CAD$5 (2)	5 – 10 years	8.85	% (3)	4.7 years
2010 Q1 Notes	March 16, 2010	US$250, CAD$50	5 – 15 years	5.47%		6.5 years
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$170, CAD$60	5 – 15 years	5.00%		9.5 years
2011 Notes	November 30, 2011	US$105, CAD$30	5 – 10 years	4.49%		7.8 years

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(2)	A portion of the 2009 Notes have equal repayments, beginning in 2013, over the remaining seven years.
(3)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

Financing charges in the first quarter of 2012 were comparable to 2011. In 2011, we repaid all outstanding convertible debentures and entered into additional fixed rate, senior unsecured notes late in the year. While the Company’s senior unsecured notes contain higher interest rates than the syndicated bank facilities held in short-term money market instruments, we believe the long-term and fixed interest rates inherent in the senior notes are favourable for a portion of our debt capital structure.

The interest rates on any non-hedged portion of the Company’s bank debt are subject to fluctuations in short-term money market rates as advances on the bank facility are generally made under short-term instruments. As at March 31, 2012, 24 percent (December 31, 2011 – 19 percent) of our long-term debt instruments were exposed to changes in short-term interest rates.

At March 31, 2012, the Company had $650 million of interest rate swaps outstanding at a weighted average fixed rate of 2.65 percent and an expiry date of January 2014.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For the first quarter of 2012, an expense of $2 million (2011 – $3 million) was recognized in financing to reflect that the floating interest rate was lower than the fixed interest rate transacted under our interest rate swaps.

PENN WEST EXPLORATION FIRST QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 8

Share-Based Compensation

Share-based compensation expense is related to our Stock Option Plan (the “Option Plan”), our Common Share Rights Incentive Plan (the “CSRIP”), our Long-Term Retention and Incentive Plan (“LTRIP”), and our Deferred Share Unit Plan (the “DSU”).

Effective January 1, 2011, we implemented the Option Plan and amended our Trust Unit Rights Incentive Plan (“TURIP”) which became the CSRIP. Pursuant to our plan to convert from a trust to a corporation, trust unit right holders had the choice to receive one restricted option (a “Restricted Option”) and one restricted right (a “Restricted Right”) for each outstanding “in-the-money” trust unit right. Those trust unit right holders who chose not to make the election or held trust unit rights that were “out-of-the-money” on January 1, 2011, received one common share right (“Share Rights”) issued under the CSRIP for each trust unit right. After January 1, 2011, all grants are under the Option Plan.

The Restricted Options, Share Rights and subsequent grants under the Option Plan receive equity treatment for accounting purposes with the fair value of each instrument expensed over the expected vesting period based on a graded vesting schedule. The fair values of the Restricted Options and option grants are calculated using a Black-Scholes option-pricing model and a Binomial Lattice option-pricing model is used to value the Share Rights. The Restricted Rights are accounted for as a liability as holders may elect to settle in cash or common shares.

On January 1, 2011, the previously recognized trust unit rights liability was removed and a share-based compensation liability was recorded for the Restricted Rights with the fair value charged to income. The fair values of the Restricted Options and Share Rights were also charged to income as at January 1, 2011, with an offset to other reserves. The elimination of the TURIP and subsequent implementation of the Option Plan and CSRIP resulted in a net $58 million charge to income during the first quarter of 2011.

The change in the fair value of outstanding LTRIP awards is charged to income based on the common share price at the end of each reporting period plus accumulated dividends. The LTRIP obligation is accrued over the vesting period as service is completed by employees and expensed based on a graded vesting schedule. Subsequent increases and decreases in the underlying common share price will result in increases and decreases charged to income to adjust the LTRIP obligation to fair value until settlement.

Share-based compensation consisted of the following:

	Three months ended March 31
(millions)	2012	2011	% change
Options	$6	$4	50
Restricted Options	3	7	(57)
Restricted Rights	3	5	(40)
Share Rights	—	1	(100)
LTRIP	5	3	67
Expiry of TURIP at Jan. 1, 2011	—	(196)	(100)
Share Rights at Jan. 1, 2011	—	16	(100)
Restricted Options at Jan. 1, 2011	—	65	(100)
Restricted Rights liability at Jan. 1, 2011	—	173	(100)

Share-based compensation	$17	$78	(78)

The share price used in the fair value calculation of the LTRIP liability and Restricted Rights obligation at March 31, 2012 was $19.49 (2011 – $26.92).

PENN WEST EXPLORATION FIRST QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 9

General and Administrative Expenses (“G&A”)

	Three months ended March 31
(millions, except per boe amounts)	2012	2011	% change
Gross	$65	$57	14
Per boe	4.27	3.80	12
Net	39	37	5
Per boe	$2.57	$2.44	5

Increased salaries and staffing levels resulted in an increase in G&A expenses in 2012 compared to 2011. This was partially offset by increased operator recoveries from higher capital expenditures.

Depletion, Depreciation and Accretion

	Three months ended March 31
(millions, except per boe amounts)	2012	2011	% change
Depletion and depreciation (“D&D”)	$312	$247	26
D&D expense per boe	20.49	16.57	24
Accretion of decommissioning liability	11	12	(8)
Accretion expense per boe	$0.69	$0.75	(8)

During the first quarter of 2011, we recorded an impairment reversal of $39 million relating to properties in central Alberta, to reflect higher forecast cash flows from stronger commodity prices.

Taxes

	Three months ended March 31
(millions)	2012	2011	% change
Deferred tax expense (recovery)	$24	$(351)	100

The 2011 deferred tax recovery includes a $304 million recovery related to the tax rate differential on our conversion from a trust to an E&P company. As a corporation, we are subject to income taxes at Canadian corporate tax rates. Under the former trust structure, IFRS required us to tax-effect timing differences in our trust entities at rates applicable to undistributed earnings of a trust being the maximum marginal income tax rate for individuals in the Province of Alberta.

Foreign Exchange

	Three months ended March 31
(millions)	2012	2011	% change
Unrealized foreign exchange gain	$31	$38	(18)

We record unrealized foreign exchange gains or losses to translate the U.S., UK and Euro denominated notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. The unrealized gains in 2012 and 2011 were primarily due to the strengthening of the Canadian dollar relative to the US dollar.

PENN WEST EXPLORATION FIRST QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 10

Funds Flow and Net Income

	Three months ended March 31
(millions, except per share amounts)	2012	2011	% change
Funds flow (1)	$337	$356	(5)
Basic per share	0.71	0.77	(8)
Diluted per share	0.71	0.77	(8)

Net income	59	291	(80)
Basic per share	0.12	0.63	(81)
Diluted per share	$0.12	$0.63	(81)

(1)	Funds flow is a non-GAAP measure. See “Calculation of Funds Flow”.

Funds flow decreased from the comparative period primarily due to lower natural gas prices and wider Canadian crude oil differentials offset by higher WTI oil prices.

In the first quarter of 2012, we experienced increased revenues as a result of higher liquids production and higher commodity prices. We also recorded gains on minor property dispositions. Net income was higher in the comparative period in 2011 due to a one-time deferred income tax recovery of $304 million related to our conversion to an E&P company.

Capital Expenditures

	Three months ended March 31
(millions)	2012	2011	% change
Land acquisition and retention	$8	$18	(56)
Drilling and completions	497	351	42
Facilities and well equipping	199	146	36
Geological and geophysical	8	6	33
Corporate	8	3	100

Capital expenditures (1)	720	524	37
Joint venture, carried capital	(60)	(32)	88
Property dispositions, net	(322)	(56)	100

Total capital expenditures	$338	$436	(22)

(1)	Capital expenditures include costs related to development capital and Exploration and Evaluation activities.

During the first quarter of 2012, we continued our light-oil focus with our capital program concentrating on our key light-oil properties in the Carbonates, Cardium, Viking and Spearfish. Completion and tie-in activities continue as we move through the second quarter. Also, in January 2012, we completed net property dispositions with production of 4,500 boe per day as part of our ongoing portfolio management.

PENN WEST EXPLORATION FIRST QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 11

Gain on asset dispositions

	Three months ended March 31
(millions)	2012	2011	% change
Gain on asset dispositions	$72	$24	100

The gains recognized in income during the 2012 and 2011 were related to the close of minor property dispositions.

Exploration and evaluation (“E&E”) capital expenditures

	Three months ended March 31
(millions)	2012	2011	% change
E&E capital expenditures	$98	$45	100

During the first quarter of 2012, we had a non-cash E&E expense of $1 million (2011 – $4 million) related to land expiries.

Goodwill

(millions)	March 31, 2012	December 31, 2011
Balance, beginning and end of period	$2,020	$2,020

We recorded goodwill on our acquisitions of Petrofund Energy Trust, Canetic Resources Trust and Vault Energy Trust.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

We are dedicated to reducing the environmental impact from our operations through our environmental programs which include resource conservation, CO2 sequestration, water management and site abandonment/reclamation. Operations are continuously monitored to minimize the environmental impact and sufficient capital is allocated to reclamation and other activities to mitigate the impact on the areas in which we operate.

PENN WEST EXPLORATION FIRST QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 12

Liquidity and Capital Resources

Capitalization

	March 31, 2012		December 31, 2011
(millions)		%		%
Common shares issued, at market (1)	$9,217	70	$9,517	72
Bank loans and long-term notes	3,397	26	3,219	24
Working capital deficiency (2)	480	4	554	4

Total enterprise value	$13,094	100	$13,290	100

(1)	The share price at March 31, 2012 was $19.49 (December 31, 2011 - $20.19).
(2)	Excludes the current portion of risk management and share-based compensation liability.

For the first quarter of 2012, we declared total dividends of $128 million or $0.27 per share (2011 – $125 million or $0.27 per share) and paid total dividends, including amounts funded by the dividend reinvestment plan, of $127 million (2011 – $41 million). On May 3, 2012, our Board of Directors declared a 2012 second quarter dividend of $0.27 per share to be paid on July 13, 2012 to shareholders of record on June 29, 2012. Shareholders are advised that this dividend is designated as an “eligible dividend” for Canadian income tax purposes.

The Company currently has an unsecured, revolving, syndicated bank facility with an aggregate borrowing limit of $2.75 billion expiring on June 26, 2015. For further details on our debt instruments, please refer to the “Financing” section of this MD&A.

We actively manage our debt portfolio and consider opportunities to reduce or diversify our debt structure. We actively consider operating and financial risks and take actions as appropriate to limit our exposure to certain risks. We maintain close relationships with our lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining our financial flexibility to capture opportunities available in the markets in addition to the continuation of our capital and dividend programs and hence the longer-term execution of our business strategies.

The Company has a number of covenants related to its syndicated bank facility and senior, unsecured notes. On March 31, 2012, the Company was in compliance with all of these financial covenants which comprise the following:

	Limit	March 31, 2012
Senior debt to EBITDA (1)	Less than 3:1	2.0
Total debt to EBITDA (1)	Less than 4:1	2.0
Senior debt to capitalization	Less than 50%	27.3%
Total debt to capitalization	Less than 55%	27.3%

(1)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded.

All senior, unsecured notes contain change of control provisions whereby if a change of control occurs, the Company may be required to offer to prepay the notes, which the holders have the right to refuse.

The amount of future cash dividends may vary depending on a variety of factors and conditions which can include, but are not limited to, fluctuations in commodity markets, production levels and capital expenditure requirements. Our dividend level could change based on these and other factors and is subject to the approval of our Board of Directors.

PENN WEST EXPLORATION FIRST QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 13

Financial Instruments

We had the following financial instruments outstanding as at March 31, 2012. Fair values are determined using external counterparty information which is compared to observable market data. We limit our credit risk by executing counterparty risk procedures which include transacting only with institutions within our credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume		Remaining term	Pricing	Fair value (millions)
Crude oil
WTI Collars		60,000 bbls/d	Apr/12 – Dec/12	US$85.53 to $100.20/bbl	$(155)
WTI Collars		40,000 bbls/d	Jan/13 – Dec/13	US$94.38 to $108.23/bbl	(20)

Natural gas
AECO Forwards (1)		52,730 GJ/d	Apr/12 – Dec/12	$ 4.08/GJ	33

Electricity swaps
Alberta Power Pool		45 MW	Apr/12 – Dec/12	$ 53.02/MWh	6
Alberta Power Pool		30 MW	Apr/12 – Dec/13	$ 54.60/MWh	5
Alberta Power Pool		20 MW	Jan/13 – Dec/13	$ 56.10/MWh	4
Alberta Power Pool		50 MW	Jan/14 – Dec/14	$ 58.50/MWh	7

Interest rate swaps		$650	Apr/12 – Jan/14	2.65%	(16)

Foreign exchange forwards on revenues
12-month initial term	US$	1,404	Apr/12 – Dec/12	1.022 CAD/USD	31

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$	641	2014 – 2022	1.000 CAD/USD	20

Cross currency swaps
10-year initial term		£57	2018	2.0075 CAD/GBP, 6.95%	(22)
10-year initial term		£20	2019	1.8051 CAD/GBP, 9.15%	(4)
10-year initial term		€10	2019	1.5870 CAD/EUR, 9.22%	(3)

Total					$(114)

(1)	The forward contracts total approximately 50,000 mcf per day with an average price of $4.30 per mcf.

Subsequent to March 31, 2012, we entered into additional crude oil collars on 1,000 barrels per day in 2013 between US$99.71 and US$110.28 per barrel.

Please refer to our website at www.pennwest.com for details of all financial instruments currently outstanding.

PENN WEST EXPLORATION FIRST QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 14

Outlook

This outlook section is included to provide shareholders with information about our expectations as at May 3, 2012 for production and capital expenditures for 2012 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements”.

Our production and capital guidance for 2012 remains unchanged. After giving effect to net acquisition and disposition activity to date in 2012, our forecast average production for 2012 is between 168,500 and 172,500 boe per day and our exploration and development capital, net of acquisition and disposition activity to date in 2012, is forecasted to be in the range of $1.3 billion to $1.4 billion. These ranges are consistent with our prior forecasts as filed on SEDAR at www.sedar.com.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on reported financial results for the 12 months subsequent to this reporting period, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$ 1.00	13	0.03
Liquids production	1,000 bbls/day	24	0.05
Price per mcf of natural gas	$ 0.10	10	0.02
Natural gas production	10 mmcf/day	1	—
Effective interest rate	1%	13	0.03
Exchange rate ($US per $CAD)	$ 0.01	7	0.01

Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years as follows:

(millions)	2012	2013	2014	2015	2016	Thereafter
Long-term debt	$—	$5	$60	$1,709	$217	$1,406
Transportation	17	20	12	8	3	—
Transportation ($US)	3	4	37	37	33	231
Power infrastructure	20	13	13	13	13	12
Drilling rigs	24	24	21	14	6	2
Purchase obligations (1)	10	13	11	10	2	5
Interest obligations	126	167	164	129	91	212
Office lease (2)	51	66	60	60	59	479
Decommissioning liability (3)	$48	$67	$64	$61	$58	$278

(1)	These amounts represent estimated commitments of $37 million for CO2 purchases and $14 million for processing fees related to our interests in the Weyburn Unit.
(2)	The future office lease commitments above are contracted to be reduced by sublease recoveries totalling $425 million.
(3)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

Our syndicated credit facility is due for renewal on June 26, 2015. If we are not successful in renewing or replacing the facility, we could be required to obtain other loans including term bank loans. In addition, we have an aggregate of $1.9 billion in senior notes maturing between 2014 and 2025. We continuously monitor our credit metrics and maintain positive working relationships with our lenders, investors and agents.

We are involved in various claims and litigation in the normal course of business and record provisions for claims as required.

PENN WEST EXPLORATION FIRST QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 15

Equity Instruments

Common shares issued:
As at March 31, 2012	472,904,227
Issued on exercise of share rights	11,758
Issued pursuant to dividend reinvestment plan	1,662,007

As at May 3, 2012	474,577,992

Options outstanding:
As at March 31, 2012	15,327,694
Granted	164,900
Forfeited	(173,312)

As at May 3, 2012	15,319,282

Share Rights outstanding:
As at March 31, 2012	2,285,242
Exercised	(11,758)
Forfeited	(60,907)

As at May 3, 2012	2,212,577

Restricted Options outstanding (1):
As at March 31, 2012	13,101,420
Forfeited	(318,114)

As at May 3, 2012	12,783,306

(1)	Each holder of a Restricted Option holds a Restricted Right and has the option to settle the Restricted Right in cash or common shares upon exercise. Refer to the “Expenses - Share-Based Compensation” section of this MD&A for further details.

Internal Control over Financial Reporting (“ICOFR”)

No changes in our ICOFR were made during the quarter ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, our ICOFR.

Future Accounting Pronouncements

In May 2011, the International Accounting Standards Board issued the following standards which are not yet effective:

IFRS 10 “Consolidated Financial Statements” outlines a new methodology to determine whether to consolidate an investee. This new standard becomes effective for annual periods beginning on or after January 1, 2013. Penn West believes the adoption of this standard will have no material impact on its financial statements.

IFRS 11 “Joint Arrangements” outlines the accounting treatment for joint arrangements, notably joint operations which will follow the proportionate consolidation method and joint ventures which will follow the equity accounting method. This new standard becomes effective for annual periods beginning on or after January 1, 2013 and will apply to Penn West’s interest in the Peace River Oil Partnership. Penn West currently believes that its interest in the Peace River Oil Partnership is appropriately classified as a joint operation; therefore, its partnership interest will continue to be proportionately consolidated upon adoption of this standard.

IFRS 12 “Disclosure of Interests in Other Entities” outlines disclosure requirements for interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. These disclosure requirements are required for annual periods beginning on or after January 1, 2013. Penn West is currently assessing the impact of this standard.

IFRS 13 “Fair Value Measurement” defines fair value, provides guidance on measuring fair value and outlines disclosure requirements for fair value measurement. This standard applies when another IFRS standard requires fair value measurements or disclosures, with some exceptions including IFRS 2 “Share based payments” and IAS 17 “Leases”. This new standard is applicable for annual periods beginning on or after January 1, 2013. Penn West is currently assessing the impact of this standard.

PENN WEST EXPLORATION FIRST QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 16

Financial statement impacts related to our corporate conversion on January 1, 2011

Shareholders’ capital

Following the one-to-one exchange of trust units for common shares on January 1, 2011, Unitholders’ Capital was re-classified to Shareholders’ Capital.

Elimination of the consolidated deficit

Upon commencement of operations as a corporation, pursuant to the Plan of Arrangement and a resolution of the Board of Directors, Penn West’s recorded deficit of $610 million was eliminated against share capital on January 1, 2011.

Deferred Income Tax

Effective January 1, 2010, as an income trust, we were required to measure deferred income tax assets and liabilities at the trust level at a tax rate of 39 percent, representing the tax rate applicable to undistributed profits of the trust in the Province of Alberta. Deferred income tax was recorded on this basis from January 1, 2010 until our conversion to a corporation on January 1, 2011. Under IFRS, upon conversion to a corporation, the deferred income tax assets and liabilities were re-measured at the applicable corporate income tax rate of approximately 26 percent and we recognized a $304 million deferred income tax recovery during the first quarter of 2011.

Share-based Compensation

Effective January 1, 2011, we implemented an Option Plan and amended our TURIP to become the CSRIP. Trust unit right holders had the choice to receive both a Restricted Option and a Restricted Right for outstanding “in-the-money” trust unit rights or receive a Share Right under the CSRIP if they chose not to elect or had “out-of-the-money” trust unit rights. The elimination of the TURIP and subsequent implementation of the Option Plan and CSRIP resulted in a $58 million net charge to income during the first quarter of 2011.

Related-Party Transactions

During the first quarter of 2012, we incurred an insignificant amount (2011 – insignificant) of legal fees from a law firm of which a partner is also a director of Penn West.

Off-Balance-Sheet Financing

We have off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Forward-Looking Statements

In the interest of providing our securityholders and potential investors with information regarding Penn West, including management’s assessment of our future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

PENN WEST EXPLORATION FIRST QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 17

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: certain disclosures contained under the heading “Business Strategy” relating to, among other things, our strategy to provide shareholder return through a combination of growth and yield and our intention and ability to establish the growth potential of the largest light oil inventory in Western Canada; our belief that certain infrastructure projects that are in progress may alleviate crude oil bottlenecks encountered early in 2012 that have led to increased discounting of Canadian crude streams compared to historical differentials to WTI; certain disclosures contained under the headings “Business Environment”, “Crude Oil” and “Natural Gas” relating to, among other things, our view of the outlook for crude oil and natural gas prices, price differentials for crude oil and supply-demand fundamentals for crude oil and natural gas; our intention to maintain an appropriate mix of liquids and natural gas production in order to reduce exposure to price volatility that can affect a single commodity; our intention to continue allocating substantially all of our capital investments to oil projects; our anticipation that completion and tie-in activities will continue on our key light-oil properties in the Carbonates, Cardium, Viking and Spearfish as we move through the second quarter; the disclosure under the heading “Environmental and Climate Change” relating to the environmental risks and hazards we face, the potential impact such risks could have on us, and our intention to reduce our environmental impact and allocate sufficient capital to reclamation and other activities; all matters relating to our dividend policy, including the factors that may affect the amount of dividends that we pay in the future (if any); the ability of our debt and risk management programs to increase the likelihood that we can maintain our financial flexibility to capture opportunities available in the markets in addition to the continuation of our capital and dividend programs and the longer-term execution of our business strategies; certain disclosures contained under the heading “Outlook” relating to our forecast exploration and development capital expenditures for 2012 and our forecast average production levels for 2012; certain disclosures contained under the heading “Sensitivity Analysis” relating to our estimated sensitivities to certain key assumptions on our future funds flow; the alternatives available to us and the potential outcomes if we are not successful in renewing or replacing our credit facility; and our expectations regarding the impact that certain future accounting pronouncements may have on us and our financial statements.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms, including our ability to renew or replace our credit facility and our ability to finance the repayment of our senior unsecured notes on maturity; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings “Outlook” and “Sensitivity Analysis”.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including wild fires and flooding; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships, including the completed dispositions, acquisitions, joint ventures and partnerships discussed herein; changes in tax and other laws that affect us and our securityholders; changes in government royalty frameworks; uncertainty of obtaining required approvals for acquisitions and mergers; the potential failure of counterparties to honour their contractual obligations; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

PENN WEST EXPLORATION FIRST QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 18

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West including Penn West’s Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

PENN WEST EXPLORATION FIRST QUARTER 2012	MANAGEMENT’S DISCUSSION & ANALYSIS 19

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	March 31, 2012	December 31, 2011
Assets
Current
Accounts receivable		$484	$486
Other		117	104
Risk management	8	74	39

		675	629

Non-current
Deferred funding assets	3	528	596
Exploration and evaluation assets	4	515	418
Property, plant and equipment	5	11,935	11,893
Goodwill		2,020	2,020
Risk management	8	32	28

		15,030	14,955

Total assets		$15,705	$15,584

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$1,036	$1,117
Dividends payable		128	127
Risk management	8	169	114

		1,333	1,358
Non-current
Long-term debt	6	3,397	3,219
Decommissioning liability	7	576	607
Risk management	8	51	46
Deferred tax liability	9	1,311	1,287

		6,668	6,517

Shareholders’ equity
Shareholders’ capital	10	8,884	8,840
Other reserves		90	95
Retained earnings		63	132

		9,037	9,067

Total liabilities and shareholders’ equity		$15,705	$15,584

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST EXPLORATION FIRST QUARTER 2012	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 20

Penn West Petroleum Ltd.

Consolidated Statements of Income

	Three months ended March 31
(CAD millions, except per share amounts, unaudited)	Note	2012	2011
Oil and natural gas sales		$889	$856
Royalties		(161)	(150)

		728	706
Risk management loss
Realized		(19)	(12)
Unrealized	8	(63)	(176)

		646	518

Expenses
Operating		273	238
Transportation		8	8
General and administrative		39	37
Share-based compensation	11	17	78
Depletion and depreciation	5	312	247
Gain on dispositions		(72)	(24)
Exploration and evaluation	4	1	4
Unrealized risk management gain	8	(42)	(31)
Unrealized foreign exchange gain		(31)	(38)
Financing	6	47	47
Accretion	7	11	12

		563	578

Income (loss) before taxes		83	(60)

Deferred tax expense (recovery)	9	24	(351)

Net and comprehensive income		$59	$291

Net income per share
Basic		$0.12	$0.63
Diluted		$0.12	$0.63
Weighted average shares outstanding (millions)
Basic	10	472.6	461.8
Diluted	10	472.9	468.1

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST EXPLORATION FIRST QUARTER 2012	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 21

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Three months ended March 31
(CAD millions, unaudited)	Note	2012	2011
Operating activities
Net income		$59	$291
Depletion and depreciation	5	312	247
Gain on dispositions		(72)	(24)
Exploration and evaluation	4	1	4
Accretion	7	11	12
Deferred tax expense (recovery)	9	24	(351)
Share-based compensation	11	12	70
Unrealized risk management loss	8	21	145
Unrealized foreign exchange gain		(31)	(38)
Decommissioning expenditures		(24)	(20)
Change in non-cash working capital		(79)	(96)

		234	240

Investing activities
Capital expenditures		(660)	(492)
Acquisitions		(9)	(27)
Proceeds from dispositions		331	107
Change in non-cash working capital		(8)	(19)

		(346)	(431)

Financing activities
Increase in bank loan		209	57
Proceeds from issuance of notes		—	75
Issue of equity		3	100
Dividends paid		(100)	(34)
Settlement of convertible debentures		—	(7)

		112	191

Change in cash		—	—
Cash, beginning of period		—	—

Cash, end of period		$—	$—

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST EXPLORATION FIRST QUARTER 2012	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 22

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Retained Earnings	Total
Balance at January 1, 2012		$8,840	$95	$132	$9,067
Net and comprehensive income		—	—	59	59
Share-based compensation	11	—	9	—	9
Issued on exercise of options and share rights	10	17	(14)	—	3
Issued to dividend reinvestment plan	10	27	—	—	27
Dividends declared	10	—	—	(128)	(128)

Balance at March 31, 2012		$8,884	$90	$63	$9,037

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Retained Earnings	Total
Balance at January 1, 2011		$9,170	$—	$(610)	$8,560
Elimination of deficit	10	(610)	—	610	—
Net and comprehensive income		—	—	291	291
Implementation of Option Plan and CSRIP	11	—	81	—	81
Share-based compensation	11	—	12	—	12
Issued on exercise of options and share rights	10	112	(12)	—	100
Issued to dividend reinvestment plan	10	7	—	—	7
Dividends declared	10	—	—	(125)	(125)

Balance at March 31, 2011		$8,679	$81	$166	$8,926

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST EXPLORATION FIRST QUARTER 2012	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 23

Notes to the Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts, percentages and various figures in Note 8)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The business of Penn West is to explore for, develop and hold interests in petroleum and natural gas properties directly and through investments in securities of subsidiaries holding interests in oil and natural gas properties or related production infrastructure. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

On January 1, 2011, Penn West completed its plan of arrangement and converted from an income trust to a conventional corporation operating under the trade name of Penn West Exploration.

2. Statement of compliance and basis of presentation

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures that are required in the preparation of Penn West’s annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies, critical accounting judgments and key estimates as in the annual consolidated financial statements as at and for the year ended December 31, 2011.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on May 3, 2012.

b) Basis of Presentation

The interim consolidated financial statements include the accounts of Penn West and its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

3. Deferred funding assets

The following deferred funding amounts were remaining from Penn West’s partners in the Peace River Oil Partnership related to Penn West’s share of capital and operating costs and the Cordova Joint Venture related to Penn West’s share of capital expenditures.

	March 31, 2012	December 31, 2011
Peace River Oil Partnership	$379	$421
Cordova Joint Venture	149	175

Total	$528	$596

PENN WEST EXPLORATION FIRST QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 24

4. Exploration and evaluation assets

	Three months ended March 31, 2012	Year ended December 31, 2011
Balance, beginning of period	$418	$128
Capital expenditures	49	229
Joint venture, carried capital	49	92
Expense	(1)	(15)
Transfers to PP&E	—	(14)
Net dispositions	—	(2)

Balance, end of period	$515	$418

5. Property, plant and equipment

Cost	Three months ended March 31, 2012	Year ended December 31, 2011
Balance, beginning of period	$20,235	$18,554
Capital expenditures	611	1,617
Joint venture, carried capital	11	15
Acquisitions	9	138
Dispositions	(441)	(375)
Transfers from E&E	—	14
Business combinations	—	286
Decommissioning dispositions, net	(18)	(14)

Balance, end of period	$20,407	$20,235

Accumulated depletion and depreciation	Three months ended March 31, 2012	Year ended December 31, 2011
Balance, beginning of period	$8,342	$7,336
Depletion and depreciation	312	1,168
Dispositions	(182)	(152)
Impairments	—	29
Impairment reversals	—	(39)

Balance, end of period	$8,472	$8,342

Net book value	March 31, 2012	December 31, 2011
Total	$11,935	$11,893

In addition to Penn West’s net share of capital overhead recoveries, capital additions included approximately $3 million of staff costs directly attributable to exploration and development activities (2011 – $6 million).

PENN WEST EXPLORATION FIRST QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 25

6. Long-term debt

	Amount (millions)	Maturity dates	Average interest rate		March 31, 2012	December 31, 2011
2007 Notes	US$475	2015 – 2022	5.80%		$474	$483
2008 Notes	US$480, CAD$30	2016 – 2020	6.25%		509	518
UK Notes	£57	2018	6.95	% (1)	91	90
2009 Notes	US$154, £20, €10, CAD$5 (2)	2014 – 2019	8.85	% (3)	204	208
2010 Q1 Notes	US$250, CAD$50	2015 – 2025	5.47%		299	303
2010 Q4 Notes	US$170, CAD$60	2015 – 2025	5.00%		229	233
2011 Notes	US$105, CAD$30	2016 – 2021	4.49%		134	136

Total senior unsecured notes					$1,940	$1,971
Bankers’ acceptances and prime rate loans					1,457	1,248

Total long-term debt					$3,397	$3,219

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(2)	A portion of the 2009 Notes have equal repayments, beginning in 2013, over the remaining seven years.
(3)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

The Company has a four-year, unsecured, revolving syndicated bank facility with an aggregate borrowing limit of $2.75 billion. The facility expires on June 26, 2015 and is extendible. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At March 31, 2012, the Company had approximately $1.3 billion of unused credit capacity.

The Company is subject to certain quarterly financial covenants under its unsecured, syndicated credit facility and the senior unsecured notes. These financial covenants are typical for senior unsecured lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization as defined in Penn West’s lending agreements. As at March 31, 2012, the Company was in compliance with all of its financial covenants.

The interest rates on the balance of the Company’s bank debt are subject to fluctuations in short-term money market rates as bank debt is generally held in short-term, floating interest rate debt instruments. As at March 31, 2012, 24 percent (December 31, 2011 – 19 percent) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

Information on Penn West’s fixed interest rate debt instruments is as follows:

	March 31, 2012	December 31, 2011
Weighted average remaining life (years)	6.3	6.5
Weighted average interest rate (1)	5.8%	5.9%

(1)	Includes the effect of interest rate swaps.

At March 31, 2012, the estimated fair values of the principal and interest obligations of the outstanding unsecured notes totalled $2.1 billion (December 31, 2011 - $2.2 billion).

Realized gains and losses on the interest rate swaps are recorded as financing costs. For the first quarter of 2012, an expense of $2 million (2011 – $3 million) was recognized in financing to reflect that the floating interest rate was lower than the fixed interest rate transacted under our interest rate swaps.

PENN WEST EXPLORATION FIRST QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 26

7. Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2011 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 7.0 percent (December 31, 2011 - 7.0 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future with a weighted average life of 35 years. Future cash flows from operating activities are expected to fund the obligations.

Changes to the decommissioning liability were as follows:

	Three months ended March 31, 2012	Year ended December 31, 2011
Balance, beginning of period	$607	$648
Net liabilities disposed (1)	(18)	(19)
Increase in liability due to change in estimate	—	12
Liabilities settled	(24)	(81)
Liabilities acquired	—	2
Accretion charges	11	45

Balance, end of period	$576	$607

(1)	Includes additions from drilling activity, facility capital spending and disposals from net property dispositions.

8. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities and long-term debt. Except for the senior, unsecured notes described in Note 6, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank facility.

The fair values of all outstanding financial, commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Three months ended March 31, 2012	Year ended December 31, 2011
Balance, beginning of period	$(93)	$(126)
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	(63)	8
Electricity swaps	2	35
Interest rate swaps	6	(8)
Foreign exchange forwards	29	(4)
Cross currency swaps	5	2

Total fair value, end of period	$(114)	$(93)

Based on March 31, 2012 pricing, a $1.00 change in the price per barrel of liquids would change pre-tax unrealized risk management by $24 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $1 million.

PENN WEST EXPLORATION FIRST QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 27

The following table reconciles the changes in the fair value of financial instruments including the realized components (settled in cash) in the period:

Risk management asset (liability)	Three months ended March 31, 2012	Year ended December 31, 2011
Balance, beginning of period	$(93)	$(126)
Realized loss – commodity contracts	(19)	(63)
Unrealized gain (loss) – commodity contracts	(44)	71
Realized loss – other	(1)	(1)
Unrealized gain – other	43	26

Total fair value, end of period	$(114)	$(93)

Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within our credit facility or with high credit ratings and by obtaining financial security in certain circumstances. Penn West had the following financial instruments outstanding as at March 31, 2012.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Crude oil
WTI Collars	60,000 bbls/d	Apr/12 –Dec/12	US$85.53 to $100.20/bbl	$(155)
WTI Collars	40,000 bbls/d	Jan/13 – Dec/13	US$94.38 to $108.23/bbl	(20)

Natural gas
AECO Forwards (1)	52,730 GJ/d	Apr/12 – Dec/12	$ 4.08/GJ	33

Electricity swaps
Alberta Power Pool	45 MW	Apr/12 – Dec/12	$ 53.02/MWh	6
Alberta Power Pool	30 MW	Apr/12 – Dec/13	$ 54.60/MWh	5
Alberta Power Pool	20 MW	Jan/13 – Dec/13	$ 56.10/MWh	4
Alberta Power Pool	50 MW	Jan/14 – Dec/14	$ 58.50/MWh	7

Interest rate swaps	$650	Apr/12 – Jan/14	2.65%	(16)

Foreign exchange forwards on revenues
12-month initial term	US$1,404	Apr/12 – Dec/12	1.022 CAD/USD	31

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$641	2014 – 2022	1.000 CAD/USD	20

Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(22)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	(4)
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(3)

Total				$(114)

(1)	The forward contracts total approximately 50,000 mcf per day with an average price of $4.30 per mcf.

A realized gain of $1 million (2011- $4 million) on electricity contracts has been included in operating costs for the first three months of 2012.

Subsequent to March 31, 2012, Penn West entered into additional crude oil collars on 1,000 barrels per day in 2013 between US$99.71 and US$110.28 per barrel.

PENN WEST EXPLORATION FIRST QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 28

Business Risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no significant changes to these risks as discussed in Penn West’s annual audited consolidated financial statements.

9. Income taxes

On January 1, 2011, Penn West recorded a $304 million recovery related to a change in tax rates on conversion from an income trust to a corporation. On the conversion to a corporation, deferred income tax assets and liabilities were re-measured at the applicable corporate income tax rate of approximately 26 percent. Under the trust structure, Penn West was required to provide for deferred tax on timing differences at the trust level at rates of approximately 39 percent, representing the rate applicable to undistributed earnings of the trust. In addition, Penn West included a net tax recovery of $45 million related to amendments and exchanges under Penn West’s equity-based compensation plans that occurred on January 1, 2011.

10. Shareholders’ equity

i) Issued

Shareholders’ capital/ Unitholders’ capital	Common Shares/Trust Units	Amount
Balance, December 31, 2010	459,682,249	$9,170
Cancellation of trust units on January 1, 2011	(459,682,249)	(9,170)
Issuance of shares on January 1, 2011	459,682,249	9,170
Elimination of deficit	—	(610)
Issued on exercise of restricted options (1)	6,955,666	188
Issued to dividend reinvestment plan	4,734,815	92

Balance, December 31, 2011	471,372,730	$8,840

Issued on exercise of restricted options (1)	166,957	17
Issued to dividend reinvestment plan	1,364,540	27

Balance, March 31, 2012	472,904,227	$8,884

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital. Included in the exercised amount are 7,370 shares issued from Treasury (2011 – 88,629) as a result of individuals settling their restricted rights in common shares.

Upon commencement of operations as a corporation, pursuant to the Plan of Arrangement and a resolution of the Board of Directors, Penn West’s recorded deficit of $610 million as at December 31, 2010 was eliminated against share capital on January 1, 2011.

PENN WEST EXPLORATION FIRST QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 29

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts is as follows:

	Three months ended March 31
Average shares outstanding (millions)	2012	2011
Basic	472.6	461.8
Diluted Impact	0.3	6.3

Diluted	472.9	468.1

For 2012, 29.5 million shares (2011 – 8.3 million) that would be issued under the Option Plan and CSRIP were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive. In 2011, 0.3 million shares that would be issued on the conversion of the convertible debentures were excluded as they were considered anti-dilutive.

iii) Dividends

In the first quarter of 2012, Penn West paid dividends of $0.27 per share totalling $127 million (2011 – $41 million distribution) including amounts funded by the DRIP. On April 13, 2012, Penn West paid its first quarter dividend of $0.27 per share totalling $128 million. On May 3, 2012, Penn West declared its second quarter dividend of $0.27 per share to be paid on July 13, 2012 to shareholders of record on June 29, 2012.

11. Share-based compensation

Stock Option Plan (the “Option Plan”)

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers. The plan was effective on January 1, 2011, the date of conversion to a corporation.

The number of options reserved for issuance under the Option Plan plus the number of common share rights reserved for issuance under the CSRIP shall not exceed nine percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the TSX for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

	Three months ended March 31, 2012		Year ended December 31, 2011
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	7,919,600	$25.73	—	$—
Granted	7,548,200	21.16	8,531,536	25.84
Forfeited	(140,106)	23.73	(611,936)	27.34

Outstanding, end of period	15,327,694	$23.50	7,919,600	$25.73

Exercisable, end of period	1,461,689	$27.56	—	$—

PENN WEST EXPLORATION FIRST QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 30

Common Share Rights Incentive Plan (“CSRIP”)

Restricted Options and Restricted Rights

Restricted Options and Restricted Rights vest between a three and five-year period and expire four to six years after the date of the grant. The Restricted Option and the Restricted Right must be exercised simultaneously with the Restricted Option settled in equity while the Restricted Right can be settled in common shares or cash, at the option of the holder. Subsequent to January 1, 2011 only stock options are granted under the Option Plan.

	Three months ended March 31, 2012		Year ended December 31, 2011
Restricted options	Number of Restricted Options	Weighted Average Exercise Price	Number of Restricted Options	Weighted Average Exercise Price
Outstanding, beginning of period	17,110,193	$23.84	—	$—
Exchange of TURIP	—	—	27,586,712	23.84
Exercised	—	—	(6,188,414)	23.84
Forfeited	(4,008,773)	23.84	(4,288,105)	23.84

Outstanding, end of period	13,101,420	$23.84	17,110,193	$23.84

Exercisable, end of period	8,206,589	$23.84	10,171,239	$23.84

	Three months ended March 31, 2012		Year ended December 31, 2011
Restricted rights	Number of Restricted Rights	Weighted Average Exercise Price	Number of Restricted Rights	Weighted Average Exercise Price
Outstanding, beginning of period	17,110,193	$15.15	—	$—
Exchange of TURIP	—	—	27,586,712	16.11
Exercised (1)	(3,775,682)	17.13	(9,061,792)	15.13
Forfeited	(233,091)	18.79	(1,414,727)	16.45

Outstanding, end of period (1)	13,101,420	$14.16	17,110,193	$15.15

Exercisable, end of period	8,206,589	$14.37	10,171,239	$15.10

(1)	Weighted average exercise price includes reductions of the exercise price for dividends paid.

The fair value of the Restricted Rights is classified as a liability due to the cash settlement feature and included in accounts payable and accrued liabilities. At March 31, 2012, the fair value was $71 million (December 31, 2011 – $84 million).

PENN WEST EXPLORATION FIRST QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 31

Share Rights

Share Rights vest between a three and five-year period and expire four to six years after the date of the grant. The exercise price for Share Rights is reduced for dividends paid in certain circumstances. No new Share Rights will be granted after January 1, 2011.

	Three months ended March 31, 2012		Year ended December 31, 2011
Share rights	Number of Share Rights	Weighted Average Exercise Price	Number of Share Rights	Weighted Average Exercise Price
Outstanding, beginning of period	2,549,112	$23.13	—	$—
Exchange of TURIP	—	—	3,778,766	22.46
Exercised	(159,587)	16.07	(678,623)	15.15
Forfeited	(104,283)	23.43	(551,031)	22.21

Outstanding, end of period (1)	2,285,242	$23.31	2,549,112	$23.13

Exercisable, end of period	2,143,571	$24.02	2,325,725	$24.14

(1)	Weighted average exercise price includes reductions of the exercise price for dividends/ distributions paid.

Long-term retention and incentive plan (“LTRIP”)

Under the LTRIP, Penn West employees receive cash consideration which fluctuates based on Penn West’s share price on the TSX. Eligible employees receive a grant of a specific number of LTRIP awards (each of which notionally represents a common share) that vest over a three-year period with the cash value paid to the employee on each vesting date. If the service requirements are met, the cash consideration paid is based on the number of LTRIP awards vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date.

LTRIP awards (number of shares equivalent)	Three months ended March 31, 2012	Year ended December 31, 2011
Outstanding, beginning of period	1,411,676	700,669
Granted	1,017,684	1,076,556
Vested and paid	(390,557)	(224,050)
Forfeited	(42,882)	(141,499)

Outstanding, end of period	1,995,921	1,411,676

The LTRIP obligation is classified as a liability due to the cash settlement feature and included in accounts payable and accrued liabilities. At March 31, 2012, the LTRIP obligation was $12 million (December 31, 2011 – $16 million).

Deferred Share Unit (“DSU”) plan

The DSU plan became effective January 1, 2011, allowing Penn West to grant DSUs in lieu of cash fees to non-executive directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU Plan.

PENN WEST EXPLORATION FIRST QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 32

Share-based compensation

Share-based compensation is based on the fair value of the options at the time of grant under the Option Plan and the CSRIP, amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the Restricted Rights, LTRIP and DSUs is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following.

	Three months ended March 31
	2012	2011
Options	$6	$4
Restricted Options	3	7
Restricted Rights	3	5
Share Rights	—	1
LTRIP	5	3
Expiry of TURIP on January 1, 2011	—	(196)
Share Rights at January 1, 2011	—	16
Restricted Options on January 1, 2011	—	65
Restricted Rights liability on January 1, 2011	—	173

Share-based compensation	$17	$78

The share price used in the fair value calculation of the LTRIP obligation and Restricted Rights obligation at March 31, 2012 was $19.49 (2011 – $26.92). On January 1, 2011, the TURIP liability was removed and a liability was recorded to reflect the Restricted Rights. Additionally, the fair values to reflect the initiation of the Restricted Options and the Shares Rights were recorded in other reserves.

A Black-Scholes option-pricing model was used to determine the fair value of options granted in 2012 under the Option Plan with the following fair value per option and weighted average assumptions:

	Three months ended March 31
	2012	2011
Average fair value of options granted (per share)	$4.89	$6.82
Expected life of options (years)	4.0	4.0
Expected volatility (average)	31.6%	30.7%
Risk-free rate of return (average)	1.3%	2.4%
Dividend yield	5.5%	4.0%

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

12. Commitments and contingencies

Penn West is involved in various claims and litigation in the normal course of business and records provisions for claims as required.

PENN WEST EXPLORATION FIRST QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 33